April 28, 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      The GAMCO Growth Fund (the "Fund")
         Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A (33-10583)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017791).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-Cover  Page:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PRINCIPAL INVESTMENT STRATEGIES: You inquired about the quality ratings associated with investing in securities that may be converted into common stock. If the ratings are below investment grade but the Fund does not hold a significant portion of its portfolio in securities that may be converted into common stock, you requested that the Fund move the disclosure to Item 9, as well as disclose the risks of investing in below investment grade convertible securities in the "Information About the Fund's Investment Objectives, Investment Strategies, and Related Risks" section.

                  RESPONSE #3: The Fund does not invest a significant portion of its portfolio in convertible securities; consequently the Fund has removed the following language from the first paragraph of the "Principal Investment Strategies" section: "and may also invest in securities that may be converted into common stocks."

                  As a  conforming  change,  the Fund also has revised the first
                  sentence  of  the  fourth   paragraph   under  the  "Principal
                  Investment Strategies" to read:

                  "The Fund's assets will be invested primarily in a broad range of readily marketable equity securities consisting of common stock and preferred stock."

                  The Fund has added the following under "Investing in the Fund involves the following risks:":

                  o CONVERTIBLE SECURITIES AND CREDIT RISK. The characteristics of convertible securities make them appropriate investments for investors who seek a high level of total return with the addition of credit risk. These characteristics include the potential for capital appreciation if the value of the underlying common stock increases, the relatively high yield received from dividend or interest payments as compared to common stock dividends, and decreased risks of decline in value, relative to the underlying common stock due to their fixed income nature. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were not convertible. During periods of rising interest rates, the potential for capital gain on a convertible security might be less than that of a common stock equivalent if the yield on the convertible security is at a level that causes it to sell at a discount. Any common stock or other equity security received by conversion will not be included in the calculation of the percentage of total assets invested in convertible securities.

         COMMENT #4-PERFORMANCE TABLE: You requested that the Fund delete the second sentence in the paragraph that discusses after-tax returns regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #4: This disclosure is applicable to the Fund.

         COMMENT #5-STATEMENT OF ADDITIONAL INFORMATION ("SAI"): You requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #5: The Fund will include such disclosure in the SAI.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc: Helen A. Robichaud         Arlene Lonergan
             PNC Global Investment      PNC Global Investment
             Servicing, Inc.            Servicing, Inc.

             Peter D. Goldstein         Richard Prins
             Gabelli Funds, LLC         Skadden, Arps, Slate, Meagher & Flom LLP

             Leslie Lowenbraun
             Skadden, Arps, Slate, Meagher & Flom LLP